Current Income Shares, Inc.
445 S. Figueroa Street
Los Angeles, California  90071


To the Board of Directors:

We are the auditors of Current Income Shares, Inc. (the "Fund").  The
Union Bank of California, N.A. (the "Bank"), a related entity, is the custodian for the Fund, and, therefore, the Fund is subject to the provisions of Rule 17f-2 under the Investment Company Act of 1940. Accordingly, we have accounted for the Fund's investment securities held by the Bank as of the close of business on January 30, 1998. It is understood that this report is solely for the use of management and for the information of the Securities and Exchange Commission and should not be used for any other purpose.

The Bank, in addition to acting as custodian for the Fund, is the custodian and holder of investment securities of other customers of the Bank. While the Bank may hold securities in its vaults from time to time, more commonly agents of the Bank hold, or account for, by book entry, securities which are the responsibility of the Bank through custodian or trust arrangements. Securities held by agents of the Bank cannot be identified by such agents as to the specific customers of the Bank who have securities included in such deposits.

The Bank confirmed to us that the securities owned by the Fund on January 30, 1998 were held for the account of the Bank by the Depository Trust Company, the Federal Reserve Bank and CitiCorp as agents for the Bank, hereafter referred to as the "Agents". We obtained confirmation from the Agents of the securities held for the account of the Bank as of January 30, 1998. We reviewed the Bank's reconciliation of the Agents' confirmations to the Bank's internal records, identifying securities held by such Agents as a part of the Bank's aggregate security position with such Agents. We also reviewed the Bank's internal records which show the Agents that held the Fund's securities for the account of the Bank at January 30, 1998. We determined that securities, identified by such records as the property of the Fund, were in agreement with the Fund's record of securities owned at January 30, 1998.

Because the above procedures were not sufficient to constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. Had we performed additional procedures in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you.

February 20, 1998






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number:
                         811-02357
Date examination completed:
                        January 30, 1998
2.	State identification Number:



AL
AK
AZ
AR
CA
CO

CT
DE
DC
FL
GA
HI

ID
IL
IN
IA
KS
KY

LA
ME
MD
MA
MI
MN

MS
MO
MT
NE
NV
NH

NJ
NM
NY
NC
ND
OH

OK
OR
PA
RI
SC
SD

TN
TX
UT
VT
VA
WA

WV
WI
WY
PUERTO RICO

Other (specify):
3.	Exact name of investment company as specified in registration statement:
	        Current Income Shares, Inc.
4.	Address of principal executive officer (number, street, city, state, zip code)
	        445 South Figueroa Street, Los Angeles, California  90071


INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company
1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in
compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT